

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com


10015904

3rd June 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

~~Premier Oil plc (f/k/a~~ Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 3rd June 2010.

"Drilling Update - Catcher Discovery".

Yours faithfully

Stephen Huddle
Company Secretary

Enc



Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC

("Premier")

Drilling Update - Catcher discovery

Premier is pleased to announce that the Catcher well, spudded on 17 May, has been drilled to the planned depth of 1543m TVDSS and encountered an oil column within good quality Cromarty age sandstones. The net oil pay is estimated to be 27m. An extensive logging programme is under way and the joint venture plans to drill stem test the current wellbore, then sidetrack to the east to test a similar amplitude-supported segment but within the stratigraphically younger Tay formation.

Premier has 35% equity in the licence.

Simon Lockett, Chief Executive Officer, commented:

"We are extremely pleased with the results of the well to date and have upgraded our gross reserves estimate for Catcher to a range of 25 to 50 mmbo. As such Catcher represents an important new discovery in the Central North Sea."

3rd June 2010

Enquiries

Premier Oil plc — **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR — **Tel: 020 7337 1500**
James Henderson
Gavin Davis
Evgeniy Chuikov

Notes to editors:

Premier is a leading FTSE 250 independent exploration and production company with oil and gas interests in the North Sea, Asia and in the Middle East-Pakistan regions. Our strategy is to add significant value for shareholders through exploration and appraisal success, astute commercial deals and optimal asset management.